Project Horizon 2.0 Board Materials

September 30, 2024

EMERSON

Analysts Reacted Positively to AspenTech's Investor Day

	Positive Perspectives	Neutral / Negative Perspectives
Growth	"Throughout the day, management highlighted **multiple secular tailwinds that are supporting sustained growth** across the global industrial asset optimization market, contributing to an $11 billion pure software opportunity … **we believe these market factors place an increasing emphasis toward optimization software** within process manufacturing industries to improve efficiency and utilization toward both new and existing assets." — William Blair	"While we are encouraged by AspenTech's multiple LT secular drivers around digitalization, sustainability, global electrification, and energy transition, **we continue to see heightened macro uncertainty and execution challenges in the NT**." — KeyBank
Operational	"**Highly attractive margin expansion potential**: We believe that **Aspen will be able to expand its adjusted-EBIT margins by 6.9ppt – 10.5ppt** in terms of ACV margins – in the next three years, which is the **strongest near-term margin improvement in the design software sector**" — Berenberg	"**AZPN provided much-needed clarity and visibility into its business and growth outlook, addressing uncertainty arising during its transition**, which impacted FY23 and FY24 results. While the Investor Day helps realign investor expectations with AZPN's strategic direction, it also **implies accelerating ACV growth and decelerating expense growth**." — Wolfe
General Sentiment	"**We came away from the event very comfortable with our bullish thesis on AZPN**. We recommend mid-cap investors who have not looked at the stock in recent years to revisit. After a period of transition/integration in the wake of the EMR deal, we view the company as well-positioned to capitalize on the myriad opportunities in their more diverse end-markets." — Baird	"Overall, we came away from the analyst day with an **incrementally positive view on what we already view as an impressive business,** though with shares currently **trading in line with technical software peers** at 36 times our calendar 2025 free cash flow estimate, we **continue to look for signs of sustained operating momentum and potential ACV acceleration in the coming quarters and years.**" — William Blair

AspenTech "Through Cycle" Operating Targets

- **Double-Digit ACV Growth**
- **45-47% ACV (Operating) Margin**
- **Mid-teens FCF Growth**
- **Disciplined Capital Allocation**
- **FY2025 FCF Target: $~340M**

Price Target Changes

Berenberg	Piper Sandler
$265 (+6%)	$217 (+8%)
Buy	Hold

AspenTech YTD Share Price Performance

		Feb-24 2Q24	May-24 3Q24	Aug-24 4Q24	Δ Since 8/2/2024 BoD	Current
Earnings Results	ACV Beat / Miss	(1%)	(1%)	(3%)		
	FCF Beat / Miss	(45%)	(10%)	(3%)		
	Share Price Reaction[1]	(1%)	+5%	+17%	+21%	
Financial Profile	EV / NTM UFCF	31.5x	33.2x	36.8x	+40%	40.8x
	EV / NTM EBITDA[2]	24.3x	25.0x	24.9x	+21%	27.6x
	ACV Growth[3]	11%	9%	9%	+20bps	9%
	NTM FCF Margin	33%	32%	30%	(2.6bps)	30%

Share Price Performance Summary

	YTD	L3M	Since AZPN Earnings
AspenTech	+7%	+24%	+33%
Industrial Software Peers	+0%	+5%	+10%
Emerson	+12%	+3%	+1%



$325
$300
$275
$250
$225
$220
$200
$175
$150
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Since Q4'24 earnings, AspenTech has traded up +33% vs. +10% for Industrial Software peers
$236
Price prior to Q4'24 earnings
$178

Emerson Confidential | Source: FactSet as of 26-Sep-2024. Note: Industrial Software Peers include Autodesk, Bentley Systems, Dassault Systems and PTC. Emerson and Industrial Software Peers indexed to AspenTech share price as of 1-Jan-2024. 1 Reflects share price reaction net of NASDAQ Composite index 1-day change to quarterly earnings or relevant event. 2 Reflects spot multiple on day following earnings in each period. 3 Reflects growth from 2024A ACV to 2025E ACV per consensus.